SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2002

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           |X| Form 20-F |_| Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           |_| Yes       |X| No

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Proxy Statement, mailed to the Registrant's shareholders on or about December 2, 2002.

         Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's proxy card, mailed to the Registrant's shareholders on or about December 2, 2002.

         Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant's press release dated November 19, 2002.





                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ELBIT SYSTEMS LTD.
                                           (Registrant)


                                           By:  /s/ Arie Tal
                                               ---------------------------------
                                               Name: Arie Tal
                                               Title: Corporate Secretary

Dated: December 2, 2002.

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Proxy statement.

    2.                     Proxy card.

    3.                     Press release dated November 19, 2002.

                                    EXHIBIT 1
                                    ---------




                               ELBIT SYSTEMS LTD.
                           ADVANCED TECHNOLOGY CENTER
                                  P.O. BOX 539
                              HAIFA 31053, ISRAEL


                               [GRAPHIC OMITTED]


                                PROXY STATEMENT
                                      FOR
                                 ANNUAL GENERAL
                            MEETING OF SHAREHOLDERS
                             OF ELBIT SYSTEMS LTD.




      NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR THE
        SECURITIES AUTHORITY OF THE STATE OF ISRAEL HAS PASSED UPON THE
               ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                                DECEMBER 2, 2002

[GRAPHIC OMITTED]


                                                      December 2, 2002



Dear Fellow Shareholder,

     You are cordially invited to attend the Elbit Systems Ltd. Annual General Meeting of Shareholders to be held at 3:00 p.m. local time on December 23, 2002, at our offices at the Advanced Technology Center, Haifa, Israel.

     The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote "FOR" Items 1 and 2 as specified on the enclosed proxy card.

     At the meeting, management also will present the other matters described in the proxy statement and provide a discussion period for questions and comments of general interest to shareholders.

     We look forward to greeting all the shareholders who are present at the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience please sign, date and mail the enclosed proxy card in the envelope provided so that it is received not later than 24 hours before the meeting.

     Thank you for your cooperation.

                                           Very truly yours,


                                           MICHAEL FEDERMANN
                                           Chairman of the Board of Directors


                                           JOSEPH ACKERMAN
                                           President and Chief Executive Officer

                               ELBIT SYSTEMS LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                  Haifa, Israel
                                December 2, 2002

         This is notice that the Annual General Meeting of Shareholders of Elbit Systems Ltd. (the "Company") will be held at the Company's offices at the Advanced Technology Center, Haifa, Israel, on December 23, 2002, at 3:00 p.m. local time, for the following purposes:

     1. To elect nine nominees to the Company's Board of Directors; and

     2. To appoint the Company's independent auditors for the fiscal year ending December 31, 2002.

     In addition, at the meeting the Company will present the Directors' Report, the Auditors' Report and the Consolidated Financial Statements of the Company, each for the fiscal year ended December 31, 2001. The Company also will report on the 2001 dividend, directors' compensation and independent auditors' compensation arrangement.

     Shareholders of record at the close of business on November 26, 2002 are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

     Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.


                                         By Order of the Board of Directors,


                                         MICHAEL FEDERMANN
                                         Chairman of the Board of Directors


                                         JOSEPH ACKERMAN
                                         President and Chief Executive Officer


THE COMPANY'S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, ARE ENCLOSED BUT ARE NOT A PART OF THIS PROXY. THE FINANCIAL STATEMENTS SHOULD NOT BE CONSIDERED AS PROXY SOLICITATION MATERIAL.

                     QUESTIONS AND ANSWERS ABOUT THE ANNUAL
                                 GENERAL MEETING

THE FOLLOWING QUESTIONS AND ANSWERS SUMMARIZE THE MAJOR ISSUES TO BE DISCUSSED AT THE ANNUAL GENERAL MEETING. FOR A MORE COMPLETE DESCRIPTION OF THE ISSUES PLEASE SEE THE ACCOMPANYING PROXY STATEMENT.

Q: WHEN AND WHERE IS THE MEETING?

A: The Meeting will take place at 3:00 p.m. local time, on Monday, December 23, 2002 at the Company's offices at the Advanced Technology Center in Haifa, Israel.

Q: WHAT IS THE RECORD DATE FOR THE MEETING?

A: The record date is November 26, 2002, and all shareholders holding shares at the close of business on November 26, 2002 will be entitled to receive notice of and to vote at the Meeting.

Q: WHAT ARE THE ITEMS TO BE VOTED ON AT THE MEETING?

A: The items to be voted on include:
o Election of nine nominees to the Board of Directors; and o Appointment of the Company's independent auditors for 2002.

Q: DOES THE COMPANY AND ITS BOARD OF DIRECTORS SUPPORT THE PROPOSALS TO BE VOTED ON AT THE MEETING?

A: Yes.

Q: WHAT VOTING MAJORITY IS REQUIRED?

A: The required majority for each proposal described in the Proxy Statement is more than 50% of the shares voted at the Meeting.

Q: WHAT OTHER MATTERS WILL BE PRESENTED AT THE MEETING?


A: The Company also will present at the Meeting the following matters relating to the fiscal year ended December 31, 2001:

o its Independent Auditors' Report, Directors' Report and Consolidated Financial Statements;
o    the dividend paid to shareholders;
o    the compensation paid to the Company's directors; and
o    the compensation arrangement with the Company's independent auditors.

Q: WHAT DO I NEED TO DO NOW?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote for all of the proposals.


Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?


A: Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, A BANK OR OTHER REPRESENTATIVE, WILL MY REPRESENTATIVE VOTE MY SHARES FOR ME?

A: If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority, including each matter that is presently scheduled to be voted on at the Meeting.


Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Arie Tal, the Company's Corporate
Secretary   at   the   Company's   offices   in   Haifa,    Israel,    telephone
011-972-4-8316632.





                                      (ii)

                               ELBIT SYSTEMS LTD.
                           ADVANCED TECHNOLOGY CENTER
                                  P.O. BOX 539
                               HAIFA 31053, ISRAEL

                                 PROXY STATEMENT
                                 ---------------

     This Proxy Statement is provided to the shareholders of ordinary shares, NIS 1.00 nominal value, of Elbit Systems Ltd. (the "Company" or "Elbit Systems"), in connection with the Board of Directors' solicitation of proxies for use at the Shareholders' Annual General Meeting to be held on December 23, 2002 (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Annual General Meeting of Shareholders.

     It is proposed that the shareholders adopt resolutions concerning the following matters at the Meeting:

     (1) election of nine nominees to the Board of Directors; and

     (2) appointment of the Company's independent auditors for the fiscal year ending December 31, 2002.

     In addition, at the Meeting the Company will present or report on the following matters relating to fiscal year 2001:

     o its Independent Auditors' Report, Directors' Report and Consolidated Financial Statements;
     o    the dividend paid to shareholders;
     o    the compensation paid to the Company's directors; and
     o    the compensation arrangement with the Company's independent auditors.

     The Company currently is not aware of any other matters that might be raised at the Meeting. If any other matters requiring a vote are properly raised at the Meeting, the persons designated as proxies intend to vote according to their judgment on those matters. Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.


                         QUORUM AND VOTING REQUIREMENTS

     Only shareholders of record at the close of business on November 26, 2002, have the right to receive notice and to vote at the Meeting.

     The Company had outstanding on November 15, 2002, 38,944,186 ordinary shares, each giving a right of one vote for each of the matters to be presented at the Meeting. No less than two shareholders, present in person or by proxy, and holding or representing between them one-third of the outstanding ordinary shares, will constitute a quorum at the Meeting.

     If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders participate in person or by proxy.


     Joint holders of shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted share will be accepted over vote(s) of the other joint holders of that share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.

     A majority of the votes cast at the Meeting either in person or by proxy is required to elect each of the individuals nominated to be a director (Item 1) and to approve Item 2 of this Proxy Statement.


                                 VOTING BY PROXY

     A proxy form for use at the Meeting and a return envelope for the proxy form are enclosed. Shareholders may revoke any properly signed and filed proxy form prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy form of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy form must be received by the Company at least 24 hours before the Meeting.

     Unless otherwise indicated on the proxy form, shares represented by a properly signed and received proxy in the enclosed form will be voted in favor of all the above described matters to be presented for voting at the Meeting. On all other matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

     Proxy forms are being mailed to shareholders on or about December 2, 2002, and will be solicited mostly by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

                      BENEFICIAL OWNERSHIP OF SECURITIES BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows, as of November 15, 2002, the number of ordinary shares owned by (i) all shareholders known by the Company to own 5% or more of the Company's ordinary shares and (ii) all directors and officers of the Company as a group.

NAME AND ADDRESS                                  NUMBER OF SHARES     PERCENT
----------------                                  ----------------     -------

The Federmann Group                                   12,100,000       31.07%
101 Hayarkon Street
Tel-Aviv, Israel(1)

Elron Electronic Industries Ltd. ("Elron")             8,195,446       21.04%
Azrieli Center, 42nd Floor
Tel-Aviv, Israel(2)

Bank Hapoalim Group                                    2,941,235        7.55%
Tel-Aviv, Israel(3)

All officers and directors                              363,843(4)      0.93%
as a group (26 persons)

----------------------------

(1) The Federmann Group includes Federmann Enterprises Ltd. ("Federmann Enterprises"), an Israeli company that holds 21.22% of the Company's shares and Heris Finanz Aktiengesellschaft ("Heris"), a Liechtenstein company that holds 9.85% of the Company's shares.

     Federmann family owned companies own all of Federmann Enterprises. Bella Federmann owns approximately 14% of the voting rights in Federmann Enterprises. Michael Federmann, son of Bella Federmann, and his family members own approximately 61% of the voting rights in, and approximately 62% of the equity of, Federmann Enterprises. Irit Federmann-Landau, daughter of Bella Federmann, owns approximately 22.5% of the voting rights in, and approximately 17% of the equity of, Federmann Enterprises. Shmuel Federmann, Bella Federmann's brother-in-law, and Shmuel Federmann's children, Ami and Ronit, own approximately 2% of the voting rights in, and 20% of the equity of, Federmann Enterprises.

     Ownership of Heris is held, directly and through wholly-owned subsidiaries, by Federmann Enterprises (approximately 85.5% of the equity and voting rights) and by Irit Federmann-Landau (approximately 14.5% of the voting and equity rights).

     Michael Federmann, Chairman of the Company's Board of Directors, is also a director of Federmann Enterprises and Heris.

(2) Elron is a multinational, high technology holding company whose global business is conducted through a group of high technology operating companies. The principal shareholders of Elron are Discount Investment Corporation ("DIC"), the Bank Leumi Group and the Clal Insurance Group, which as of November 15, 2002 held approximately 38.55%, 8.51% and 2.55%, respectively, of the voting power of Elron.

     IDB Holding Corporation Ltd. ("IDBH") is the parent of IDB Development Corporation Ltd. ("IDBD"), which, in turn, is the parent of DIC. IDBH, IDBD and DIC are public companies, traded on the Tel Aviv Stock Exchange.

     Leon Y. Recanati, Oudi Recanati, Judith Yovel Recanati and Elaine Recanati, through their holdings in three private companies, namely Israel Financial Holdings Ltd. ("IFH"), Israel Investment and Finance Corporation Ltd. ("IIFC") and Financial Holdings El-Yam (Hamigdal) Ltd. ("Hamigdal") (the
     "Private Companies"), may be deemed to be the beneficial owners of approximately 51.7% of the outstanding share capital and the voting rights of IDBH. Leon Y. Recanati is Chairperson and Chief Executive Officer of IDBH, Chairperson of IDBD, and Chairperson of DIC. These persons may be deemed to share the power to vote and dispose of the shares owned by DIC.

     Members of the Carasso family together have approximately a 16.1% equity interest and a 10.9% voting interest in IDBH, through direct holdings in IIFC and indirect holdings in Hamigdal. The Carasso family's holdings are held almost entirely in the name of Moise Carasso Sons Ltd., which is controlled by four family companies that are beneficially owned by Maccabi Carasso and Yoel Carasso; Zipporah Mizrahi Carasso and Ariel Carasso; Yonit Goldstein Carasso and Orly Hoshen Carasso; and Sarah Buton Carasso, Edna Oz Carasso and Moshe Carasso. The shares not held in the name of Moise Carasso Sons Ltd. are held by the above-mentioned family members.

     GS Star Holding Inc., the shareholders of which are investment funds that are affiliates of Goldman Sachs Group L.P., and the directors of which are officers of the Goldman Sachs group, owns approximately 9.49% of the outstanding shares and voting rights of IDBH.

     Companies affiliated with Eliezer Fishman own approximately 5.3% of the outstanding shares and voting rights of IDBH. The remaining shares of IDBH are held by mutual and/or provident funds controlled by Bank Leumi le'Israel B.M. ("Bank Leumi") (approximately 5.4% as of November 8, 2002), mutual and/or provident funds controlled by Bank Hapoalim (approximately 5.2% as of November 8, 2002) and the public.

     Ami Erel, Lenny Recanati and Avraham Asheri, directors of Elbit Systems, are also directors of Elron.

(3) The holdings in the Company's shares by the Bank Hapoalim Group are divided among several entities, mainly mutual funds.

(4) Includes 336,774 shares underlying options that are currently exercisable or that will become exercisable within 60 days of this Proxy Statement (assuming an exercise price of $16.17 per share with respect to "phantom" stock options under the Key Employee Stock Option Plan of 2000).

                    INFORMATION REGARDING EXTERNAL DIRECTORS


     The Company is required under the Israeli Companies Law - 1999 (the "Companies Law") to have at least two External Directors on its Board of Directors. Among other requirements of the Companies Law, a person may not serve as an External Director if such person or such person's relative, partner or employer, or any entity controlled by such person, has, at any time during the two years up to the date of appointment, any affiliation with the Company, entities controlling the Company or entities controlled by the Company. The term "affiliation" is broadly defined in the Companies Law. In addition, no person may serve as an External Director if such person's position or other business creates any conflict of interest with or impairs his or her responsibilities as an External Director.

     Each committee of the Company's Board of Directors is required to include at least one External Director, and all External Directors must be members of the Board of Directors' Audit Committee. An External Director is entitled to compensation and to reimbursement of expenses as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director. External Directors are elected at a general shareholders meeting and serve for a three-year term. The term may be extended for an additional three-year term if the extension is approved by a general shareholders meeting.

     Nathan Sharony and Joel Feldschuh currently serve as External Directors. Each of their terms of office as an External Director ends in March 2005.

                         ITEM 1 - ELECTION OF DIRECTORS

     At the Meeting nine directors who are not External Directors (see list nominees below) are to be elected. Also, if elected to another term as a director, Michael Federmann will continue to serve as Chairman of the Board of Directors.


     The persons named in the form of proxy intend to vote for the election of the nine nominees named below, all of whom currently serve as directors of the Company. Each nominee so elected as a director will hold office until the next shareholders' Annual General Meeting and until his or her successor is elected and qualified, unless any director's office is vacated earlier according to the Company's Articles of Association.

     The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. Nevertheless, if any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as determined by the person named in the form of proxy in accordance with his or her judgment.

     The nominees and the External Directors, their respective ages on November 15, 2002, and the year in which they became directors of the Company are as follows:

BOARD OF DIRECTORS

NAME                                        AGE                  DIRECTOR SINCE
----                                        ---                  --------------

Michael Federmann (Chairman)                59                      2000
Joseph Ackerman                             53                      1996
Avraham Asheri                              64                      2000
Rina Baum                                   57                      2001
Aharon Beth-Halachmi                        66                      2000
Doron Birger                                51                      2002
Ami Erel                                    55                      1999
Joel Feldschuh (External Director)          53                      2002
Dov Ninveh                                  55                      2000
Lenny Recanati                              48                      1999
Nathan Sharony (External Director)          68                      2002


     MICHAEL FEDERMANN. Michael Federmann has served as Chairman of the Board of Directors since the Company's merger with Elop Electro-Optics Industries Ltd. ("El-Op") in 2000. He served as Chairman of the Board of Directors of El-Op from 1988 until the Merger. He has held managerial positions in Federmann Enterprises and the Federmann Group since 1969, and he currently serves as Chairman of the Board of Directors of Federmann Enterprises and of Dan Hotels Corp. Ltd. ("Dan Hotels"). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the "Hebrew University") and a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science. Mr. Federmann holds a bachelor's degree in economics and political science from the Hebrew University.

     JOSEPH ACKERMAN. Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. From 1994 to 1996, he served as Senior Vice President and General Manager of Elbit Ltd.'s Defense Systems Division. Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including General Manager - EFW Inc., Senior Vice President - Operations Group, Vice President - Operations and Vice President - Advanced Battlefield Systems. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Israel Institute of Technology (the "Technion").

     AVRAHAM ASHERI. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron, Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Scitex Corporation Ltd., ISAL Amlat Investment (1993) and Meditor Pharmaceuticals Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and

Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor's degree in economics and political science from the Hebrew University.

     RINA BAUM. Rina Baum is Vice President for Investments of Federmann Enterprises and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Harel Mutual Funds Ltd. During 1995 to 1996, she served as a director of Leumi Mortgage Bank Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

     AHARON BETH-HALACHMI. Aharon Beth-Halachmi has served as President of Federmann Enterprises - Division of Industries and Technologies since 1985 and as President of Eurofund L.P. - Venture Capital Fund since 1994. He served as a director of El-Op from 1985 until 2000. From 1983 to 1985, he served as President of Tahal Engineering Co. Ltd. From 1982 to 1983, he was Director General of the Israeli Ministry of Defense. Prior to that he served in the Israel Defense Forces ("IDF"), including as head of Defense Research and Development from 1977 to 1982. He retired with the rank of Brigadier General. Mr. Beth-Halachmi holds a bachelor of science degree in electronic engineering from the Technion and a master of science degree in computer science from the Naval Postgraduate School in Monterey, California.

     DORON BIRGER. Doron Birger has served as President of Elron since September 2001. He joined Elron in 1994 as Vice President - Finance and served as Chief Financial Officer and Corporate Secretary. Prior to that he served as Chief Financial Officer for a number of companies including North Hills Electronics Ltd., Middle-East Pipes Ltd., Maquette Ltd., Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger serves as a director in several companies in the Elron group including Given Imaging Ltd. Mr. Birger holds bachelor and master of arts degrees in economics from the Hebrew University.

     AMI EREL. Ami Erel has served as President and Chief Executive Officer of DIC since June 2001. In addition, he has served as Chairman of the Board of Directors of Elron since 1999. From 1999 until December 2001, he was Chief Executive Officer of Elron. He served as Chairman of the Board of Directors of Elbit Systems from 1999 until the El-Op merger in 2000. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq - The Israel Telecommunications Corp. Ltd. and as Chairman of the Board of Directors of PelePhone Communications Ltd. from 1997 to 1998. He is a director of Property and Building Corporation Ltd. and Super-Sol Ltd., as well as Chairman or a member of the boards of other companies in the DIC group and the Elron group. Since 2000, Mr. Erel has served as the Chairman of the Board of the Israel Association of Electronic and Information Industries. Mr. Erel holds a bachelors of science degree in electrical engineering from the Technion.

     JOEL FELDSCHUH (EXTERNAL DIRECTOR). Joel Feldschuh is Chief Executive Officer of Ganden Technologies and Chairman and Chief Executive Officer of Ganden Security Service Solutions (GS-3) Ltd. From 1996 to 2000, he served as President and Chief Executive Officer of El Al Israeli Airlines Ltd. From 1994 to 1996, Mr. Feldschuh was the President of the Champion Motors Group. Prior to that, he served as the President of Edunetx Ltd. and as Chairman of Modein Housing Development Corp. Between 1967 and 1993, Mr. Feldschuh served in the Israel Air Force ("IAF"), retiring with the rank of Brigadier General. He held various positions in the IAF including Fighters Wing Commander, Chief of Intelligence and Chief of Personnel. He serves as a director of Technoplast Ltd. Mr. Feldschuh holds a bachelor of arts degree in economics from Haifa University and a masters of science degree in management from the Massachusetts Institute of Technology.

     DOV NINVEH. Dov Ninveh has served since 1994 as a manager in Federmann Enterprises. He served as a director of El-Op from 1996 until 2000. From 1989 to 1994, he served as Deputy General Manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor's degree in economics and management from the Technion.

     LENNY RECANATI. Lenny Recanati has been an officer of DIC since 1983 and is currently Executive Vice President and a director. He serves on the boards of directors of a number of Israeli enterprises affiliated with DIC. Mr. Recanati is Chairman of the Board of Ilanot Betucha Investment House Ltd. and a director of Elron, Bayside Land Corporation Ltd., Super-Sol Ltd. and IDBH. Mr. Recanati holds a bachelor's degree in economics from the Hebrew University and a master's degree in business administration from Columbia University.

     NATHAN SHARONY (EXTERNAL DIRECTOR). Nathan Sharony has served since 1997 as a director for several companies, including Technorov Holdings (1993) Ltd. ("Technorov"), a high technology investment company, Bituach Yashir Ltd., Akershtain Industries Ltd., Ormat Industries Ltd., Genoa Technologies Ltd. and International Technologies (Lasers) Ltd. From 1997 to 1999, he served as Chairman of Technorov. From 1994 to 1997, he was employed with a U.S. brokerage firm. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of El-Op and Vice President for Logistics of Tadiran Electronic Industry Ltd. In 1982, Mr. Sharony completed 30 years of service in the IDF, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battle Officers Course in Fort Sill, Oklahoma, and studied military history at the IDF's Staff and Command College.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL THE NOMINEES TO THE BOARD OF DIRECTORS.

                             ITEM 2 - APPOINTMENT OF
                       THE COMPANY'S INDEPENDENT AUDITORS
                              FOR FISCAL YEAR 2002

         At the Meeting, Luboshitz Kasierer, an affiliate member of Ernst & Young International Certified Public Accountants, will be nominated by the Company's Board of Directors for reappointment as independent auditors of the Company for the fiscal year ending December 31, 2002. A representative of the independent auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

         At the Meeting, the Board of Directors will propose that the following resolution be adopted:

     "RESOLVED, that the Company's independent auditors, Luboshitz Kasierer, an affiliate member of Ernst & Young International, are reappointed as independent auditors of the Company for the fiscal year ending December 31, 2002."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS RESOLUTION.


                COMPENSATION PAID TO THE COMPANY'S DIRECTORS
                            FOR FISCAL YEAR 2001

     The Companies Law requires shareholder approval of the compensation paid to the Company's directors, including compensation as an officer of the Company. The compensation paid to directors for the fiscal year ended December 31, 2001 was previously approved by the Company's shareholders.

                              SHAREHOLDER PROPOSALS

     All shareholder proposals intended to be presented at the 2003 Annual General Meeting must be received by the Company no later than August 4, 2003.

                                 OTHER BUSINESS

Management knows of no other business to be conducted at the Meeting, but if any other matters requiring a vote are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote on such matters according to their best judgment.


                                        By Order of the Board of Directors


                                        MICHAEL FEDERMANN
                                        Chairman of the Board of Directors



                                        JOSEPH ACKERMAN
                                        President and Chief Executive Officer


Date:  December 2, 2002

                                    EXHIBIT 2
                                    ---------

                               ELBIT SYSTEMS LTD.

                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 23, 2002




KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and ARIE TAL, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the "Company"), at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel on December 23, 2002, at 3:00 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED, AND IF NO INSTRUCTIONS TO THE CONTRARY ARE INDICATED, WILL BE VOTED "FOR" ALL PROPOSALS LISTED ON THE REVERSE SIDE.




                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X]          PLEASE MARK YOUR VOTES AS IN THIS EXAMPLE

1. ELECTION OF DIRECTORS
   FOR all listed nominees   WITHHOLD AUTHORITY    NOMINEES:
   (except as marked to      To vote for all       Joseph Ackerman, Avraham
   the contrary)             nominees listed       Asheri, Rina Baum, Doron
                             at right              Birger, Aharon Beth-Halachmi,
                                                   Ami Erel, Michael Federmann
                                                   (Chairman), Dov Ninveh and
                                                   Lenny Recanati

                ---------                          ---------
                ---------                          ---------

   (INSTRUCTIONS:  to withhold authority
   to vote for any  individual  nominee,
   strike a line  through the  nominee's
   name in the list at right)

2. APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002:

          ------  FOR               -----  AGAINST              ------  ABSTAIN
          ------                    -----                       ------

                                    * * * * *

OTHER MATTERS: Discretionary authority is hereby granted regarding other matters that may properly come before the Meeting or any adjournment. Any proxies previously given are hereby revoked.



                                            Dated: ___________________, 2002


[Name, address, number of shares]           ------------------------------------


                                            ------------------------------
                                                     Signature


                                            ------------------------------
                                                     Signature

                                            IMPORTANT:  PLEASE  SIGN  EXACTLY AS
                                            NAME(S)  APPEARS  ABOVE.  EXECUTORS,
                                            ADMINISTRATORS,    TRUSTEES,    ETC.
                                            SHOULD   INDICATE  THE  CAPACITY  IN
                                            WHICH THEY SIGN.




The above-signed hereby acknowledge(s) receipt of the Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement.

                                    EXHIBIT 3
                                    ---------


Elbit Systems Awarded Contract From Lockheed Martin to Supply Head-Up Display Systems for F-16I Aircraft

Tuesday November 19, 9:26 am ET

Contract Value Exceeds $7 Million
---------------------------------

HAIFA,  Israel,  Nov. 19  /PRNewswire-FirstCall/  -- Elbit Systems Ltd. (Nasdaq:
ESLT - News; "the Company"), the international defense company, today announced that its subsidiary, Elop Electro-Optics Industries Ltd. (El-Op), received an order from Lockheed Martin Aeronautics Company, a unit of Lockheed Martin Corp. (NYSE: LMT - News), to supply Head-Up Display (HUD-DU) systems for the Israel Air Force's new F-16I aircraft.

The contract is valued at more than $7 million, including options, and will be performed over a period of four years.

The state-of-the-art Wide Field of View HUD for the Israel Air Force F-16I reflects El-Op's extensive experience in the design, development and manufacturing of generations of HUDs. The Company has supplied over 2000 HUD systems for numerous types of aircraft worldwide. "We are proud to contribute to the exceptional capabilities of Lockheed Martin's F-16I aircraft with yet another advanced technology product," commented Joseph Ackerman, President and CEO of Elbit Systems. "We believe that El-Op's advanced HUD on board the Israeli Air Force F-16 aircraft will lead the way to similar contracts for other F-16 customers."

About Lockheed Martin Aeronautics Company
-----------------------------------------

Lockheed Martin Aeronautics Co. is a unit of Lockheed Martin Corp. Headquartered in Bethesda, Md., Lockheed Martin is a global enterprise principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. Employing about 125,000 people worldwide, Lockheed Martin had 2001 sales of $24 billion.

About Elbit Systems Ltd.
------------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR

ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


























                                      -ii-